Brookfield Asset Management Inc.

181 Bay Street, Suite 300, P.O. Box 762

Toronto, Ontario

Canada M5J 2T3

Via EDGAR

June 18, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sara von Althann, Staff Attorney

Re:	Request for Acceleration of Effectiveness

Brookfield Asset Management Inc.

Registration Statement on Form F-4

File No. 333-231335

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Asset Management Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-4, File No. 333-231335, as amended, be accelerated by the Commission so that it may become effective at 3:00 P.M. Eastern Time on Thursday, June 20, 2019 or as soon thereafter as practicable.

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Please contact Michael J. Aiello of Weil, Gotshal & Manges LLP at (212) 310-8552 or by email at michael.aiello@weil.com with any questions you may have. In addition, please notify Mr. Aiello when this request for acceleration has been granted.

Very truly yours,

/s/ Justin B. Beber
Justin B. Beber
Managing Partner, Chief Legal Officer
Brookfield Asset Management Inc.

cc:	Michael J. Aiello
Matthew J. Gilroy
Eoghan Keenan
(Weil, Gotshal & Manges LLP)

Elizabeth A. Cooper
Benjamin P. Schaye
Thomas A. Wuchenich
(Simpson Thacher & Bartlett LLP)

Todd E. Molz
General Counsel and Chief Administrative Officer
(Oaktree Capital Group, LLC)